

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2021

James Nesci
Chief Executive Officer
Blue Foundry Bancorp
19 Park Avenue
Rutherford, NJ 07070

> **Re: Blue Foundry Bancorp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 20, 2021**
> **File No. 333-254079**

Dear Mr. Nesci:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 6, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Summary
How we determined the offering range, page 7

1.   We note your response to our prior comment 4 and reissue in part. Please refer to the table on page 8 and footnote to the second column that price-to-earnings multiple column stating that values are "not meaningful." Revise your disclosure here and in the table on page 115 to explain why this disclosure is not meaningful as you have done in your response letter.

You may contact Becky Chow at (202) 551-6524 or William Schroeder at (202) 551-3294 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Marc Levy, Esq.